Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

SEIVA S.A. – FLORESTAS E INDÚSTRIAS

Tax ID (CNPJ/ME) 87.043.832/0001-73

Registry (NIRE): 35300521781

NOTICE TO THE MARKET

Gerdau S.A., Metalúrgica Gerdau S.A. and Seiva S.A. – Florestas e Indústrias (collectively, the “Companies”) hereby announce to their shareholders and the market that, in view of the retirement of executive officer Harley Lorentz Scardoelli on December 31, 2021, the meetings of the respective Boards of Directors held on this date deliberated and voted to elect Rafael Dorneles Japur as the Executive Vice-President and Investor Relations Officer of Metalúrgica Gerdau S.A. and Gerdau S.A., effective January 1st, 2022, and also to the position of Investor Relations Officer of Seiva S.A. – Florestas e Indústrias.

Rafael Dorneles Japur holds a degree in business administration and a graduate degree in economics from the Federal University of Rio Grande do Sul (UFRGS) and has complete the Advanced Finance Program at Wharton. He began his career at Gerdau in 2005 as an intern and participated in the Planning and Management trainee program. In 2015, he was promoted to Business Development Manager and a year later, he also took on the leadership of the Debt and Capital Markets management functions in the Finance Department. In 2018, he assumed the position of Planning, IT & Innovation Manager at Gerdau Diaco and Gerdau Metaldom in Colombia. In 2020, he returned to Brazil as General Manager - Corporate Finance, with responsibility for Treasury, Debt and Capital Market, Insurance and Mergers & Acquisitions. In 2020, he also served as secretary of Gerdau’s Strategy and Sustainability Committee.

Preparations for this move and the transition between executives were carefully planned to preserve Gerdau’s solid financial health. The transition process is focused on achieving consistent results and maintaining an excellent relationship with shareholders and financial markets.

The Boards of Directors of the Companies thank Harley Lorentz Scardoelli for his important contributions to refining the processes that he led during his 33 years at Gerdau and wish him success in this new phase of his life, with great accomplishments and happiness with his family.

São Paulo, December 14th, 2021.

Gustavo Werneck da Cunha

Chief Executive Officer

METALÚRGICA GERDAU S.A.

GERDAU S.A.

Gustavo Werneck da Cunha

Chairman of the Board of Directors

SEIVA S.A. – FLORESTAS E INDÚSTRIAS